SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

BVR TECHNOLOGIES LTD.

1 Azrieli Center, Tel Aviv, 67021, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

BVR Technologies Ltd. Announces It Has Received Notice From The Nasdaq Listing Qualification Staff That It Is Not In Compliance With The Continuing Listing Requirements.

Tel-Aviv, Israel, July 23, 2003 – BVR Technologies Ltd. (Nasdaq: BVRT) announces that the Nasdaq Listing Qualification staff has given BVR until July 30, 2003 to respond to the Nasdaq’s staff’s conclusion that BVR is not in compliance with the continuing listing requirements of Nasdaq Market, and that the Nasdaq Staff is, accordingly, reviewing BVR’s eligibility for continued listing of its Ordinary Shares on the Nasdaq SmallCap Market. If, after the completion of its review, the Nasdaq Staff determines that BVR cannot adequately address the issues noted in the correspondence from the Nasdaq Staff, Nasdaq will then provide written notification of delisting. The Nasdaq Staff also informed BVR that it will have a right to appeal the Staff’s decision upon the issuance of such a written notification. BVR has responded to the Nasdaq Staff that it does not believe that it will be able to achieve compliance with the continuing listing requirements. Further updates will be provided as additional information becomes available.

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of the management of BVR Technologies only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; decline in demand for BVR’s affiliates’ products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of BVR to differ materially from those contemplated in such forward-looking statements. BVR Technologies undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting BVR, reference is made to BVR’s reports filed from time to time with the Securities and Exchange Commission.).

Contacts: Yaron Sheinman - CEO
Tel. +972-3-54-858585
Email: yaron@bvrtech.com

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR TECHNOLOGIES LTD. BY: /S/ Yaron Sheinman —————————————— Yaron Sheinman Chairman of the Board of Directors

Date: July 23, 2003

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